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                             February 13, 2024

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks Vault 10, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
10, LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed October 16,
2023
                                                            File No. 024-12323

       Dear Joshua Goldstein:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15, 2023 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We note that the proposed restructuring transactions appear to involve a consolidation or similar plan within the
meaning of Securities Act Rule 145(a)(2) for which the vote or consent of security
holders is being sought. Please provide a legal analysis explaining why the restructuring
transactions do not involve an offer, offer to sell, offer for sale, or sale.
Alternatively, please provide a detailed legal analysis explaining the
                                                        Securities Act
exemption that will be relied upon for the restructuring transactions and how that exemption
applies with respect to each of the following: your solicitations of approval, any other
offers made and any sales. Refer to Securities Act Rule 145. Please note, we may have
further comments.
   2.                                                   We reissue comment 5.
Please confirm that you intend to obtain new representations from investors in each
Target Issuer that they are an    accredited investor    or    qualified
                                                        purchaser.
 Joshua Goldstein
Masterworks Vault 10, LLC
February 13, 2024
Page 2

       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



FirstName LastNameJoshua Goldstein                       Sincerely,
Comapany NameMasterworks Vault 10, LLC
                                                         Division of
Corporation Finance
February 13, 2024 Page 2                                 Office of Trade &
Services
FirstName LastName